UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**FORM 8-K**
Current Report


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report (Date of earliest event reported):  **January 23, 2003**


**CATERPILLAR INC.**
(Exact name of registrant as specified in its charter)


**Delaware**
(State or other jurisdiction of incorporation)


| **1-768** | **37-0602744** |
|---|---|
| (Commission File Number) | (IRS Employer I.D. No.) |


| **100 NE Adams Street, Peoria, Illinois** | **61629** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


Registrant's telephone number, including area code:  **(309) 675-1000**

**Item 5. Other Events and Regulation FD Disclosure.**

The following is Caterpillar Inc.'s prepared statements from the results webcast held on January 23, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

<u>**4Q02 Caterpillar Results Conference Call Prepared Remarks**</u>

**Opening Remarks:**  Good morning and welcome to Caterpillar's Fourth Quarter 2002 results conference call.  I'm Jim Anderson, Director of Investor Relations.  With me is Lynn McPheeters, Vice President and Chief Financial Officer.  Also with us is Nancy Snowden, who will become the new Director of Investor Relations.  I think most of you are aware that I am retiring and this will be my last conference call.  I'll be around for a few more days to help Nancy with your follow-up calls.  I want to thank those of you who expressed your kind thoughts to me on my retirement.  It has sincerely been a rewarding and an enjoyable 4 years in this position.

This conference call is copyrighted by Caterpillar Inc.  Any use, recording or transmission of any portion of this conference call without the express written consent of Caterpillar Inc. is strictly prohibited.  If you would like a printed version of my prepared conference call remarks, you can go to the SEC filings in the Investor section of our website since the prepared remarks are filed as an 8-K.

This morning I'll cover our fourth quarter results, review our outlook, go over the usual dealer retail numbers, discuss two special topics and wrap up with the Q & A.  Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results.  A discussion of those uncertainties is in a form 8-K filed with the Securities & Exchange Commission today.

One last comment before getting into the results.  You probably noticed in our press release today that we have begun providing more detailed explanatory information.  We also changed the format of the financial statements and eliminated the use of ranges in the dealer retail numbers.  We have been contemplating these changes in light of the financial reporting and oversight concerns surrounding corporate America and decided to make the changes this quarter.  Caterpillar has always had an outstanding reputation for integrity in everything we do. These changes reflect another step that we have taken as a leader in corporate governance to provide additional information to our shareholders.

OK, let's start with the fourth quarter results.

**Fourth Quarter Results:**  As you know, this morning we reported fourth-quarter sales and revenues of $5.38 billion and profit per share of 88 cents.  For the year sales and revenues were $20.15 billion and profit per share was $2.30.

SALES and REVENUES were up $280 million from fourth quarter 2001, mainly due to improved price realization of $180 million, about half of which was due to the favorable impact of currency.  Higher sales volume and a 4% increase in revenues of the Financial Products Division accounted for the balance of the increase.

Excluding the effects of currency, worldwide machine and engine price realization was nearly 2% positive for the fourth quarter and about .7% for the full year compared with 2001.  The fourth quarter price realization impact was mostly attributable to better truck engine pricing, and price increases in EAME and North America.

PROFIT PER SHARE was 88 cents per share for fourth quarter 2002, up from fourth quarter 2001 profit per share of 76 cents, which excludes the unusual charge recorded in 4Q01 of $97 million after tax for the sale of our agricultural equipment business and announced personnel reductions.  Excluding the unusual charge, profit increased as a result of higher price realization, excluding currency, of $90 million pretax and a reduction in SG&A and R&D expenses of $86 million pretax.  These favorable items were partly offset by continuing manufacturing inefficiencies related to volume changes at most U.S. engine manufacturing facilities.

The net impact of currency was positive 6 cents per share for the quarter.  The full-year impact was a positive 21 cents per share.  This includes the net effect of currency on sales and costs and currency exchange gains or losses reported in the Other Income & Expense category.

As a matter of interest, no longer amortizing goodwill had a favorable impact on fourth quarter results of $21 million on a pre-tax basis and $85 million for the full year.  The combination of pension and OPEB expense had an unfavorable pretax impact of $12 million on fourth quarter results and $93 million on full-year results.

Further regarding pensions, we made a voluntary contribution of  $40 million to the U.S. defined-benefit plans in the fourth quarter.  We also contributed $90 million to these plans in the third quarter.

However, as noted in today's release, based on November 30 plan asset values we were required to increase the Additional Minimum Liability by $892 million in the fourth quarter.  This resulted in a decrease of $610 million after tax in Accumulated Other Comprehensive Income, which is a component of Shareholders' Equity in the financial position.  These amounts decreased from those estimated in the third quarter as a result of an improvement in the equity markets and our cash contributions.

Net free cash flow improved $645 million in 2002 compared with 2001 mainly as a result of managing capital expenditures and inventory down.  Over 100 6 Sigma projects were focused on improved inventory management in 2002.

Now, I'll provide some comments on North American rental fleets and used equipment.

North American dedicated rental fleet utilization on a twelve- month rolling basis is continuing to run at a very strong rate -- about 65% -- which is unchanged from a year ago.

Rental rates for the rolling twelve months through December are unchanged from a year ago, but continue to remain under pressure.

Overall, units in dedicated dealer rental fleets are down 2% from a year ago.  Dedicated dealer rental fleets consist of units in Rent-to-Rent fleets and in Cat Rental Stores.

> Rent-to-Rent units, which currently make up 57% of the units in dealer rental fleets are down 7% from a year ago.

> The Cat Rental Stores, which generally rent smaller machines for shorter time periods, currently have 43% of the rental units in dealer fleets. These fleets continue to grow and are up 6% from a year ago.

North American dealers added 28 Rental Stores in 2002 for a total of 373 stores at year-end. About 15 more are expected in 2003.

In the Europe/Africa/Middle East region, dealers had 720 rental outlets, 191 of which were converted to the Cat Rental Store identity at year-end 2002. In Latin America, we had 93 stores and 21 in Asia/Pacific. At year-end 2003, we are expecting about 1,280 rental outlets throughout the world. Of these, all stores in North America and about 480 in the rest of the world will have the Cat Rental Store identity.

North American used equipment prices trended down about 5% in the third quarter compared to a year ago for most machines. We expect continued weakness in early 2003. This used equipment reporting lags one quarter from the current quarter.

Now, for the **OUTLOOK**….

Worldwide economic and geopolitical uncertainties remain at relatively elevated levels in the early weeks of 2003. We expect this will dampen the economic recovery in the first half of 2003, but growth is expected to accelerate in the second half, leading to worldwide growth of about 3% for the year as a whole. In this environment, industry opportunity is expected to be about the same as 2002. Company sales and revenues are also expected to be about the same as 2002. We anticipate improved operational results will offset most of the $300 million, or approximately 60 cents per share, of higher post retirement costs. Therefore, despite these increased costs profit should be down only about 5 percent compared to 2002. Full details of the outlook for 2003, including other assumptions, are contained in the company's press release issued today.

Guidance with respect to selected items for Machinery & Engines in 2003 is as follows. For SG&A expense, between 11.5 and 12% of sales; and between 3.5 and 4% of sales for R&D expense. Those two items were 11.7% and 3.5% of sales, respectively, in 2002. Overall, any spending increases will be more than offset by cost reduction in 2003 as the benefits of 6 Sigma continue to accelerate. The 2003 estimated annual tax rate is 28%, the same as for 2002.

The estimated impact in 2003 from the SFAS 142 change to no longer amortize goodwill is an increase in pre-tax profit of $85 million, the same as 2002. Therefore, we will no longer need to discuss this item in 2003. As I indicated, the estimated impact of increased pension and postretirement benefit costs is a decrease in profit per share of about 60 cents in 2003. About 90% of the cost increase is for pensions. For 2003, our pension assumption for the long-term rate of return is 9% and 7% for the discount factor.

Capital expenditures for Machinery & Engines are expected to be about $800 million in 2003 compared with $693 million in 2002.

For depreciation and amortization expense, expectations are about $800 million, which is about $35 million lower than 2002.

Average retail price increases that have been announced for 2003 are about 2 - 2 ½% for machines and parts. Heavy-duty truck engine industry prices increased in the $3,000 to $5,000 range and we will be at the top end of that range. Excluding truck engines, the average engine retail price increase will be less than ½%. Again, these are average price increases since the actual price change will vary by model and geographic region.

**Retail Numbers:**  Now I'll review dealer retail machine numbers and reciprocating and turbine engine sales to users and OEM's.  Please remember that all comparisons are based on constant dollars.

Dealer Retail Sales of Machines to End Users for the 3 months ending December 2002 compared with the same 3 months of 2001 were as follows:

| Asia Pacific | EAME | Latin America | Subtotal | North America | Worldwide |
|---|---|---|---|---|---|
| FLAT | DN 1% | DN 29% | DN 6% | DN 3% | DN 4% |

For the full year total worldwide dealer machine sales to end users were down 8%.  However, the month of December was the second highest month of the year for retail machine sales.

For the 3 months ending December 2002 compared with the same 3 months of 2001, total Reciprocating and Turbine Engine Sales to Users and OEM's were as follows:

| Electric Power | Industrial Engines | Marine Engines | Truck & Bus Engines | Petroleum | Total |
|---|---|---|---|---|---|
| UP 3% | UP 6% | DN 11% | UP 3% | DN 15% | DN 4% |

Now, let's turn to Dealer Machine Inventories.  First, sequentially, comparing December with November 2002.

| Asia Pacific | EAME | Latin America | Subtotal | North America | World |
|---|---|---|---|---|---|
| UP 16% | DN 22% | DN 10% | DN 11% | UP 2% | DN 5% |

Next, year over year, comparing December 2002 with December 2001.

| Asia Pacific | EAME | Latin America | Subtotal | North America | World |
|---|---|---|---|---|---|
| UP 9% | UP 4% | DN 20% | UP 1% | UP 6% | UP 3% |

Dealer inventories of new machines at year-end compared with 2001 year-end were up on a worldwide basis about $70 million, most of which occurred in North America.  Although dealer machine inventories did not decrease as we had expected in 2002, they are about $1.5 billion below their peak in 1999 and continue to be at historically low levels.  An increase in retail demand should translate to increased sales by Caterpillar.  Our expectation for full-year 2003 is for dealer new machine inventories to decrease in the $100 million range on a worldwide basis.

Asia Pacific dealer new machine inventories are at 3.2 months of sales, which is down from 3.3 months a year ago.

Europe/Africa/Middle East dealers are at 3.3 months of sales, down from 3.4 months a year ago.

Dealer new machine inventories in Latin America are at 3.5 months of sales down from 3.8 months a year ago.

Dealer new machine inventories for the subtotal of these three regions outside North America are at 3.3 months of sales, which is down from 3.5 months a year ago.

North American dealer machine inventories are at 3.4 months of sales, down from 3.5 months a year ago.

Overall, on a worldwide basis, dealer machine inventories are at 3.4 months of sales, down from 3.5 months a year ago.

The retail statistics for December are also available on voice mail through February 17 by calling 309-675-8000.

Now, I'll comment on two **SPECIAL TOPICS**.

First, is an update on 6 Sigma activities. 6 Sigma results have exceeded our expectations and contributed in excess of $500 million in benefits, the majority of which directly impacted the bottom line.

In 2002, we completed nearly three times as many projects as in 2001.

More than 15,000 employees are involved in various roles as 6 Sigma project sponsors, Black Belts, Green Belts, team members and subject matter experts.

More than forty dealers and one hundred suppliers are in the process of deploying 6 Sigma for their businesses.

Secondly, I normally provide an update on our engine business, but with the additional information we are providing in our release that is no longer needed. So, I'll just give you a brief update on our Advanced Combustion Emissions Reduction Technology, or ACERT.

The big news is last week's EPA certification for our C9 ACERT engine that we are now shipping to OEMs. The ACERT program remains right on the schedule that we have been discussing throughout 2002 for medium-duty engine launch in first quarter 2003 and heavy-duty launch in the second quarter. By fourth quarter 2003 all Caterpillar on-highway truck and bus engines produced will be ACERT engines. Over 100 field test engines are operating and emissions targets have been achieved. Cat has begun supplying ACERT engines for chassis engineering work at OEMs. A number of OEMs will have ACERT engines in their trucks at the Mid-America Truck Show in Louisville in March.

Market acceptance of our bridge engines has been strong. The unfavorable impact of non-conformance penalties for our bridge engines during the fourth quarter, net of price increases, was about 5 cents per share. We expect the net unfavorable impact on 2003 to be no more than the 2002 impact.

Another major development for us is that off-highway customers are gaining their first experience with ACERT engines as we've recently begun Cat machine field tests. These engines will be a derivative of the on-highway engines. The off-highway engines must meet Tier 3 emissions regulations in 2005 and European noise directives in 2006. We've tailored the ACERT technology to meet these requirements and offer superior customer value in demanding off-highway applications.

ACERT will provide a technology platform for our engines through the end of the decade. We have research and development programs directed towards meeting 2007 and 2010 diesel emissions regulations. The anticipated 2010 emissions requirement will represent a 98% reduction in emissions relative to consent decree requirements effective in October 2002. As we've said before, this technology will provide us with a significant competitive advantage well into the future.

**Q&A:** OK, now it's time to move to the Q&A portion of the call. As always, in the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

**Closing:** It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call us. As I said earlier, I'll be available for a few more days to help Nancy respond to your follow-up questions. Thanks for your interest in Caterpillar. Goodbye.

**SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995**

Certain statements contained in our Fourth-Quarter 2002 Results Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

**World Economic Factors**
Our current outlook calls for moderate growth in the U.S. economy in 2003. Our outlook assumes that the events of September 11, 2001 and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant shocks or sequence of shocks, financial, economic or acts of war and/or political terror, there could be a more protracted negative impact on consumer spending, housing starts, and capital spending which would negatively impact company results.

 U.S. GDP growth is expected to continue at moderate rates in 2003. Should recent interest rate reductions and fiscal stimulus measures fail to boost growth in the U.S. economy as expected, leading to renewed economic weakness, then sales of machines and engines may be lower than expected. The outlook also projects that economic growth will continue in Asia/Pacific, Africa & Middle East and the CIS. Growth is expected to improve in Europe, Japan and Latin America. If, for any reason, these projected growth rates or improvements do not occur, sales would likely be lower than anticipated in the affected region. Persistent weakness in the construction sector in Japan is leading to lower machine sales in the Japanese market. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result.

Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies. In particular, our outlook assumes that Europe, the United Kingdom and Canada maintain economic stimulus policies and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the Venezuela crisis is confined to, Venezuela and does not spill over to negatively impact growth prospects in neighboring countries. If political instability continues to deteriorate leading to negative spillover effects, this could result in greater regional economic and financial uncertainty and weaker regional growth. Our outlook for 2003 also assumes that currency markets remain relatively stable, that average world oil prices fluctuate in a range of $22 to $29 a barrel, and equity markets recover. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets show further weakness, uncertainty would increase, both of which would result in slower economic growth, lower sales and potential impairment of investments. In addition, an eruption of political violence in the Middle East or a lengthy armed conflict with Iraq could lead to oil supply disruptions and persistent upward pressure on oil prices. In this case business and consumer confidence would fall and inflation pressures would move up leading to slower world economic growth and lower company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

### Commodity Prices
The outlook for our sales also depends on commodity prices. Industrial metal prices recovered in 2002, and further gains are projected in 2003. But production rates are depressed and machine sales to the industrial metals industry are expected to be about flat. Oil prices remained flat near $25 in 2002. We are expecting oil prices to be about flat - an average price of $22 to $29 a barrel in 2003. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices (oil, oil sands, coal and natural gas) are expected to be about flat.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and production and lower than expected sales to the industrial metals and agriculture sectors.

### Monetary and Fiscal Policies
For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve reduced interest rates in 2002. These actions, together with projected federal tax cuts, and other fiscal stimulus measures are expected to lead to moderate U.S. growth in 2003, with some acceleration in momentum in the second half. In Europe, the European Central Bank reduced interest rates in 2002, further reductions are expected and growth in Europe is expected to improve in 2003. However, recent currency movements leading to a stronger euro may dampen European growth prospects in 2003 and this would cause machine sales to be lower than expected.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for moderate U.S. growth in 2003 near 3%. This is expected to lead to about flat industry sales levels. If, for whatever reason, there was a setback leading to weak or negative growth in 2003, then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

## Political Factors

Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which is having and should continue to have a positive impact on the U.S. economy. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant political developments in Latin America, Asia, and Africa/Middle East which are expected to take place in 2003 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, a recent escalation of political uncertainty in Venezuela and the Middle East is contributing to a decline in business confidence and reduced capital investment intentions.

In addition, significant political and economic instability persists in Argentina, Venezuela, the Middle East and Indonesia. Our outlook assumes that the effects of instability in Argentina and Venezuela will be confined to those countries and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina, Indonesia and Venezuela through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina, Indonesia Venezuela and other countries in the region. In addition, our outlook assumes that the recent escalation of the conflict in the Middle East does not deteriorate further into a significant armed conflict. In addition, we assume that recent terrorist incidents in Indonesia do not lead to a major, persistent escalation of political and economic uncertainty in that country.

In recent months there has been a significant escalation in political tensions in North Korea. Caterpillar does not sell machine or engine products to North Korea and our outlook assumes there will not be a military conflict there. If, however, there is a significant escalation of political tensions in North Korea, leading to a significant military build-up or increase in hostilities between North and South Korea, it could have a negative impact on sales to South Korea and other neighboring countries in the Asia Pacific region.

Our outlook also assumes that there will be no major, lengthy armed conflict in Iraq. If such a lengthy armed conflict does arise, it is likely business and consumer confidence will drop sharply, resulting in stagnant worldwide economic growth and declines in worldwide business demand. In this scenario, worldwide company sales would likely fall about 10 percent from 2002.

## Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens suddenly against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Since the Company's largest manufacturing presence is in the U.S., any unexpected upward pressure on the U.S. dollar versus key overseas currencies could have an unfavorable impact on our global competitiveness.

## Dealer Practices

A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2003 than at the end of 2002. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

## Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000/2001 there was an increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment. Highway construction contracts in 2002 were up slightly, and heavy construction machine sales were also up slightly. However, an appropriations bill approving federal funding for highways, streets, bridges, airports, etc. for fiscal 2002/03 (the final year of the TEA 21 legislation) has been delayed. The baseline outlook assumes that a new transportation appropriations bill is passed in early 2003 that maintains funding levels in 2003 near 2002 levels. If funding is reduced, sales could be negatively impacted. Furthermore, if infrastructure spending plans are reduced by Federal and/or state governments due to budget constraints, machine sales would be lower in 2003.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company was required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties ("NCPs") on those engines. The company began shipping lower emission engines in October 2002 as a "bridge" until the fully compliant ACERT engines are introduced in 2003. These "bridge" engines require the payment of non-conformance penalties. Our financial results were negatively impacted in 2002, but not materially. We do not expect our financial results to be impacted materially in 2003. Our outlook assumes the price increases associated with introducing our new technology will offset the NCP cost in 2003. We do not anticipate having to pay any NCPs on our medium duty engines in 2003 due to credits we banked in 2002. Early in 2003, Caterpillar will begin ramping up production of medium duty and heavy duty compliant ACERT engines. We do not anticipate paying NCPs beyond 2003. If these assumptions are not realized, company performance could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. While our policy is to use interest rate swap agreements to manage our exposure to interest rate changes and lower the costs of borrowed funds, if interest rates move upward more sharply than anticipated, it could negatively impact our results. With respect to our insurance operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

## CATERPILLAR INC.

January 23, 2003

By: /s/ James B. Buda

James B. Buda
Vice President